Matt Bush	12670 High Bluff Drive
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Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-1090

Re:	Airgain, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 9, 2016
CIK No. 0001272842

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated July 6, 2016 with respect to the above-referenced confidential draft Registration Statement (the “Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of Airgain, Inc. (“Airgain” or the “Company”) as set forth below.

Airgain’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Confidential Registration Statement. For ease of reference, we have set forth the Staff’s comments and Airgain’s response for each item below.

General

1.	We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note, by way of examples only, the reference to the Cisco Report cited at page 2 and elsewhere in your draft registration statement, and the ABI Research report cited at page 52.

Airgain’s Response: The Company acknowledges the Staff’s comment and will furnish supplementally to the Staff supporting materials for the third-party statements and other industry data included in the

July 8, 2016

Confidential Registration Statement. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition, the Company respectfully advises the Staff that the information contained in the studies or reports cited in the Confidential Registration Statement is publicly available for free or available on a subscription fee basis, is widely utilized by industry participants and was not prepared for us or in connection with the offering.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(3) Acquisitions, page F-17

2.	Please tell us whether your acquisition of the assets of Skycross, Inc. meets the definition of a business under Rule 11-01(d) of Regulation S-X. If the acquisition is consistent with the definition of a business under Rule 11-01(d), please either revise your filing to include the audited pre-acquisition financial statements of the acquired business and the related pro forma disclosures required under Rules 3-05 and 11-01 of Regulation S-X or provide a waiver request for consideration by the Division of Corporation Finance Office of Chief Accountant.

Airgain’s Response: The Company does not believe that the acquisition of selected assets of SkyCross, Inc. (“SkyCross”) meets the definition of a business under Rule 11-01(d) of Regulation S-X.

Background and Overview of the SkyCross Transaction

The Company utilizes its expertise in design, integration, and testing to deliver embedded antenna technology solutions for use in devices deployed in carrier, enterprise, and residential wireless networks and systems. SkyCross similarly provides advanced antenna solutions for these deployed devices. SkyCross manufactures its antenna solutions using company-owned manufacturing facilities and operations as well as through third-party contract manufacturers. The Company estimates SkyCross historically employed several hundred employees to support its operations.

Under the asset purchase agreement with SkyCross, the Company primarily acquired specified short-term purchase orders for the sale of antenna products relating to a select list of approximately twelve customers (and their associated contract manufacturers), which represented a very small number of SkyCross’ overall customer base. In addition, the Company also acquired prototypes and engineering supplies relating to the assigned purchase orders, which were de minimis in amount. In connection with the transaction, the Company also hired two SkyCross employees and entered into a limited intellectual property license agreement with SkyCross under which the Company was granted a non-exclusive license to use, reproduce, modify and create derivative works of specified SkyCross antenna technologies and designs solely for the purpose of making licensed products for the customers associated with the purchase orders. This license agreement allowed the Company to fulfill purchase orders for existing SkyCross products immediately following the closing, but the Company anticipates that these SkyCross technologies and designs will have been superseded by the Company’s own antenna technologies and designs by the second quarter of 2017. The Company also entered into a 90-day transition services agreement under which SkyCross agreed to provide contract fulfillment and other support services with respect to open purchase orders while the Company transitioned to its own supply and manufacturing arrangements. This transition services agreement expired in March 2016.

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Analysis

The definition of a “business” contained in Rule 11-01(d) of Regulation S-X reads as follows:

(d) For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,

(ii) Employee base,

(iii) Market distribution system,

(iv) Sales force,

(v) Customer base,

(vi) Operating rights,

(vii) Production techniques, or

(viii) Trade names.

The two key points in determining whether acquired assets constitute a business for reporting purposes are: (1) whether there is sufficient continuity of the acquired entity’s operations prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations and (2) whether the revenue-producing activity continues after the acquisition. The Company believes that neither point is satisfied in the present instance.

Nature of Revenue-Producing Activity

As discussed above, the scope of assets acquired from SkyCross under the asset purchase agreement comprised a small number of short-term purchase orders from select customers and certain very limited related assets. These assets were not historically operated as a separate business by SkyCross. Rather, such assets and customers represented a small part of SkyCross’ overall operations, and SkyCross’ operations continued for a large number of other customers following the transaction with the Company.

The purchase orders acquired by the Company generally provided for the shipment of antenna products over a 45-60 day period, and were fully performed by the Company during the first fiscal quarter of 2016. There were no automatic purchase order renewals, and no long-term agreements providing for minimum purchase quantities or other binding forecasts with the customers. No customer had any obligation to enter into new purchase orders or to continue to source product from the Company following the closing of the transaction. Instead, the Company has to earn any subsequent business. The Company did not acquire SkyCross’ sales organization, and accordingly subsequent sales of product through new purchase orders have been procured primarily through the Company’s own sales representative channels. Of the approximately twelve customers (and their associated contract manufacturers) listed in the asset purchase agreement and the associated intellectual property license agreement, only two have placed new orders for products following the closing.

SkyCross used its own engineering team in designing the original products subject to the purchase orders, procured its own raw materials and utilized its own third-party contract manufacturers to make the

July 8, 2016

products. No raw materials and inventory (other than engineering supplies and other work in progress that related specifically to the small number of purchase orders assigned at the closing), equipment, tooling, facilities or other tangible assets were acquired by the Company. No supply, procurement, manufacturing or other contracts to operate the business were assigned to the Company. Accordingly, following the expiration of the transition services agreement in March 2016, any products sold similar to those subject to the purchase orders acquired in the transaction have been and are built using the Company’s raw material sources and the Company’s third party contract manufacturing arrangements. The Company anticipates that its own product designs will replace SkyCross designs in all products sold by the Company by the second quarter of 2017. By using its own supply chain arrangements to build product and using modified product designs, the Company has achieved significant cost savings compared to the cost profile of the products previously manufactured by SkyCross prior to the transaction (as disclosed to the Company by SkyCross). As a result, the costs and expenses incurred by the Company with respect to subsequent product sales are unrelated to the costs and expenses previously incurred by SkyCross, because the Company did not acquire (and following the expiration of the transition services agreement in March 2016) does not use SkyCross’ resources, facilities, employee base and supply arrangements to build and sell product.

In summary, because there is no contractual commitment or requirement that any former SkyCross customer will purchase future products from the Company, the Company does not believe there is a continuity of revenue associated with SkyCross’ former customers that would be relevant to understanding future operations. Further, to the extent the Company continues to generate revenue from such customers, the profile of the revenue and associated product expense are expected to vary materially from SkyCross revenues and associated product expense from sales of similar products, given the different manufacturing, supply and sales arrangements of the Company and SkyCross, the different employee base and varying product lifecycles. Given these factors and the very limited scope of assets acquired, the revenue-producing activity has not remained, and will not remain, the same following the transaction. Thus, the two key points above in determining whether acquired assets constitute a business are not satisfied with respect to the SkyCross transaction.

Specific Attributes

Rule 11-01(d) states that there is a presumption that a separate entity, subsidiary or a division is a business. However, this presumption is not applicable here, because the Company only purchased very limited assets and not an entity, subsidiary or a division of another company. Thus, the analysis centers around whether a lesser component of an entity – here, the assignment of limited purchase orders – may also constitute a business.

As discussed above, none of the attributes enumerated in Rule 11-01(d)(2) remained with the purchase orders after they had been assigned to the Company. No facilities, general employee base, distribution system, sales force, operating rights, production techniques or trade names were assigned or otherwise acquired by the Company. Although two SkyCross employees were hired in connection with the transaction, these employees had limited involvement in the business to which the acquired purchase orders related, and one has since left the employ of the Company. The general employee base who previously supported the operations associated with the acquired purchase orders remained with SkyCross.

While the Company did enter into a limited intellectual property license agreement with SkyCross that allows the Company to continue to use and reproduce specified SkyCross technologies related to the assigned purchase orders, the license only relates to copyrights, trade secrets and other intellectual property rights in certain SkyCross product designs and was limited to specified customers. To the extent

July 8, 2016

that the Company continues to sell product subject to the license agreement, such product will be manufactured under the Company’s own contract manufacturing arrangements and not using legacy SkyCross processes or production techniques, and will be marketed and sold under the Company’s own trade names. Accordingly, as a result of the text of Rule 11-01(d) and the related SEC principles and illustrations in the SEC’s Financial Reporting Manual, the Company believes that the acquired assets do not constitute a business for SEC reporting purposes.

Conclusion

For the reasons set forth above, the Company does not believe that the acquisition of selected assets of SkyCross meets the definition of a business under Rule 11-01(d). The Company believes that the assets acquired in the SkyCross transaction will be used in a manner that is significantly different than they were used prior to the transaction. The Company has no expectation that the past performance, including revenues and costs, of sales of products similar to those subject to the acquired purchase orders by SkyCross prior to the closing of the transaction will be indicative of the future potential revenues and costs associated with the sales of such products in the future using the Company’s own operations, supply and manufacturing arrangements, sales force, engineering team and assets. The Company acquired the SkyCross purchase orders to simply provide an avenue to try and secure future business from select customers. Given the short-term nature of those purchase orders, the Company recognized that the success of any such future business selling similar products would be dependent solely on the Company’s pre-existing engineering team, sales force, contract manufacturers, vendors, and proprietary designs and techniques, all of which result in a meaningfully different revenue and cost attributes. Accordingly, prior financial information relating to SkyCross’ assets would not be relevant to the understanding of the Company’s future operations.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Paul Fischer, Securities and Exchange Commission
Kathleen Krebs, Securities and Exchange Commission
Jamie Kessel, Securities and Exchange Commission
Leo Johnson, Airgain, Inc.
Jeff Rawlins, KPMG LLP